Tenet Signs Strategic Cooperation Agreement with China's 2nd Largest Vehicle Rental Company

Toronto, Ontario--(Newsfile Corp. - January 6, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today announced that it signed a strategic cooperation agreement with eHi Auto Services Ltd. ("eHi"). With a fleet of over 100,000 vehicles and more than 5,000 service outlets in over 400 cities, eHi (https://en.1hai.cn/) ranks only behind Car Inc. on the list of China's largest car rental companies.

According to Reuters, China's car rental service market is forecast to grow 60% to nearly USD$23B in 2023 from USD$14B in 2021. As one of the country's top players in the space, eHi is expected to capture a significant part of that market. Tenet will leverage its Heartbeat insurance platform and the platform's direct link to the country's top insurers to offer the various insurance products to go along with the vehicles rented by eHi. The parties will also work to develop new customized insurance products to suit eHi's specific needs, including products for electric and hybrid vehicles that are rapidly gaining in popularity as China continues to push forward its green initiatives. In addition to helping provide insurance products for eHi's car rental fleet, Tenet's partnership with eHi will also see the Company take advantage of its recent partnership with pre-owned vehicle trading platform YouCKU to allow eHi to use the YouCKU platform to buy and sell vehicles as eHi continuously refreshes its fleet. Tenet's Business Hub as always is expected to be at the center of such transactions to match buyers and sellers, to arrange for financing, payment transfer and settlement, product delivery and just about everything else related to the transactions.

One unique aspect of today's announced partnership is that in some regards it extends beyond China's borders. The fact that Enterprise Holdings ("Enterprise") is one of eHi's largest shareholders and that the two companies have a strategic partnership in place that allows eHi to provide car rental services to Chinese consumers and businesses abroad, means that some services sold though Tenet in China will also extend beyond the country. Enterprise is the parent company of US car rental agencies Enterprise Rent-A-Car, National Car Rental, and Alamo Rent a Car, and Canadian car rental agency Discount Car and Truck Rentals, making Enterprise one of the largest vehicle rental companies in the world with over 10,000 world wide locations and a fleet of more than 2,000,000 vehicles. As Tenet begins to expand its operations globally, its partnership with eHi might end up paying dividends well beyond China's borders.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group
Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@tenetfintech.com

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Forward-Looking Statements / Information:

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